UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On December 15, 2010, FlatWorld Acquisition Corp. (the “Company”) consummated its initial public offering (“IPO”) of 2,200,000 units (the “Units”). On January 25, 2011, the Company consummated the closing of an additional 95,500 Units pursuant to the exercise of the underwriters' over-allotment option. Each Unit consists of one ordinary share, no par value per share, and one warrant to purchase one ordinary share.  The representative of the underwriters has notified the Company that they will not be exercising the remaining portion of the over-allotment option (234,500 Units).

The Units were sold at an offering price of $10.00 per Unit, bringing total gross proceeds to the Company from the 2,295,500 Units sold in its IPO (including the 95,500 Units sold pursuant to the over-allotment option) to $22,955,000. A total of $23,374,785 (including the proceeds of a previously announced private placement) has been placed in trust.

A copy of the press release issued by the Company announcing the closing of the underwriters’ over-allotment option is included as Exhibit 99.1 to this Current Report on Form 6-K.

The Company’s pro forma balance sheet as of January 25, 2011 reflecting receipt of the proceeds of the over-allotment is included as Exhibit 99.2 to this Current Report on Form 8-K.

Financial Statements and Exhibits

Exhibits
Exhibit 99.1	Press Release, dated January 25, 2011
Exhibit 99.2	Pro Forma Balance Sheet as of January 25, 2011

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

January 25, 2011	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President